Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239971

Prospectus Supplement No. 7

(to Prospectus dated July 23, 2020)

BIONTECH SE

Rights Offering for up to 7,505,596 Ordinary Shares Including Ordinary Shares Represented by American Depositary Shares

This Prospectus Supplement No. 7 supplements information contained in our prospectus, dated July 23, 2020, relating to the offering to holders of our ordinary shares and American Depositary Shares, or ADSs, representing our ordinary shares, of rights to subscribe for up to an aggregate of 7,505,596 new ordinary shares and new ADSs representing our ordinary shares.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with our press release dated August 27, 2020, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated July 23, 2020. To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

Investing in our ordinary shares and ADSs representing our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 22 of the prospectus, together with all of the other information contained in the prospectus and in our filings with the Securities and Exchange Commission that we have incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is August 27, 2020.

BioNTech and Fosun Pharma to Potentially Supply 10 Million Doses

of BioNTech’s BNT162 mRNA-based Vaccine Candidate Against

SARS-CoV-2 to Hong Kong SAR and Macao SAR

MAINZ, GERMANY, and SHANGHAI, CHINA, August 27, 2020 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) and Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma” or “Group”; Stock Code: 600196.SH, 02196.HK) today announced an intended collaboration to supply 10 million doses of their BNT162 mRNA-based vaccine candidate against SARS-CoV-2, subject to clinical success and regulatory approval, to Hong Kong (Special Administrative Region of China, SAR) and Macao (SAR) (the “Region”).

“This announcement is the first one to potentially supply the Chinese market with a BioNTech vaccine together with our partner Fosun Pharma. It further demonstrates our commitment to provide our vaccine candidate as broadly as possible globally to help end the SARS-CoV-2 pandemic,” said Sean Marett, Chief Business and Chief Commercial Officer at BioNTech.

“We are looking forward to a safe and effective COVID-19 vaccine product as soon as possible, so as to turn the tide of the COVID-19 pandemic effectively. Fosun Pharma will take advantage of our available resources and marketing network to ensure the accessibility and affordability of vaccine products in China,” said Li Shengli, Vice President of Fosun Pharma, who is responsible for the commercialization in the Chinese market.

Fosun Industrial Co., Limited, a wholly owned subsidiary of Fosun Pharma has entered into the Letter of Intent with Jacobson Pharma Corporation Limited (“Jacobson Pharma”, stock code: 02633.HK) in relation to the contemplated distribution of 10 million doses of vaccine targeting COVID-19 in Hong Kong SAR and Macao SAR on August 27, 2020.

BioNTech is one of the leading mRNA-based biopharmaceutical companies in the world. The Company will supply the vaccines from its GMP-certified mRNA manufacturing facilities in Europe. BioNTech and Fosun Pharma announced their strategic collaboration on March 13, 2020. The two companies are working jointly on the development and commercialization of potential COVID-19 vaccine products based on BioNTech’s mRNA technology platform in Mainland China, Hong Kong and Macau Special Administration Region and the Taiwan Region. The vaccine candidate is a prophylactic biological product, aiming to prevent COVID-19 in adults. A Phase 1 trial has already been initiated in China and the treatment of the first participants with one of the vaccine candidates from the BNT162 program, BNT162b1, was announced on August 5, 2020. 144 participants have already been fully enrolled in the Phase 1 study.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de.

About Fosun Pharma

Founded in 1994, Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”; stock code: 600196.SH, 02196.HK) is a leading healthcare group in China. Fosun Pharma has built a strong root in China and developed a global operation strategy, with pharmaceutical manufacturing and R&D being the largest and core business segment, together with strong presences in medical devices and diagnostics, healthcare services, pharmaceutical distribution and retail.

With R&D innovation as core driving factor, Fosun Pharma continues to optimize its pharmaceutical operations across both innovative and generic drugs. The company has established international R&D centers for excellence in areas such as innovative small molecule drugs, high-value generic drugs, biologics, and cell-therapy.

Under guidance of our 4IN strategy (Innovation, Internationalization, Integration and Intelligentization), Fosun Pharma follows the brand concept of Innovation for Good Health and strives to be a leading enterprise in the global pharmaceutical and healthcare markets.

For more information, please visit: www.fosunpharma.com

Forward-looking Statements of BioNTech

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the timing to initiate clinical trials of BNT162 and anticipated publication of data from these clinical trials; the timing for any potential authorizations or approvals; the potential to enter into additional supply agreements with other jurisdictions or the COVAX Facility; the potential safety and efficacy of BNT162; the collaboration between BioNTech and Fosun Pharma to develop a potential COVID-19 vaccine; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand. Any forward- looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to produce comparable clinical results in larger and more diverse clinical trials; the ability to effectively scale our productions capabilities; and other potential difficulties. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech’s Investor Relations

Sylke Maas, Ph.D.

VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de

BioNTech’s Media Relations

Jasmina Alatovic

Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Fosun Pharma’s Media Relations

Barney Liu

Deputy Director of Media and Public Relations

Tel: +86 21-3398 7123

E-mail: liumingyi@fosunpharma.com

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